Exhibit 99.1

NIO Inc. Provides Third Quarter 2019 Delivery Update

•	Delivered 4,799 vehicles in the third quarter 2019, consisting of 4,196 ES6s and 603 ES8s

•	Delivered 2,019 vehicles in September 2019, including 1,726 ES6s and 293 ES8s

•	Cumulative deliveries of ES8 and ES6 reached 23,689

SHANGHAI, China, October 8, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its third quarter 2019 delivery results.

NIO delivered 4,799 vehicles in the third quarter, increasing 35.1% from the second quarter and exceeding the middle point of the Company’s guidance range significantly by 499 vehicles, or 11.6%. The deliveries consisted of 4,196 ES6s, the Company’s 5-seater high-performance premium electric SUV, and 603 ES8s, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. Deliveries in September were 2,019 vehicles, including 1,726 ES6s and 293 ES8s. As of September 30, 2019, aggregate deliveries of the Company’s ES6 and ES8 reached 23,689 vehicles, of which 12,341 vehicles were delivered in 2019.

“Third quarter deliveries exceeded the top end of our guidance range as production and deliveries of our ES6 continued to ramp up after its initial launch in June,” said William Li, founder, chairman and chief executive officer of NIO. “September deliveries in particular were positively impacted by expedited shipments ahead of China’s national day holiday. In addition to the solid sequential improvement in our delivery numbers, we have seen accelerated growth of our order backlog since September supported by a more expansive sales network.

“Facing unfavorable economic conditions and auto industry trends, we drive forward by committing to outstanding products and excellent services. At the end of September, we began offering the ES6 standard version at more competitive retail prices. In addition, we will start deliveries in October of the ES6 and ES8 with an 84-kWh battery pack that extends the NEDC driving range to 510 km and 425 km respectively. We plan to further enhance our offerings in an effort to accelerate orders and deliveries, going forward,” Mr. Li concluded.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO